UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A
                         Amendment No. 4

            Under the Securities Exchange Act of 1934

                      DEKALB Energy Company
                        (Name of Issuer)

                      Class A Stock, No Par Value
                 (Title of Class of Securities)

                           244874 20 2
                         (CUSIP Number)

                     Thomas H. Roberts, III
    2621 Club Trail, McKinney, Texas  75070,  (214) 562-8430

             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                          May 17, 1995
                  (Date of Event which Requires
                    Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.
          Check the following box if a fee is being paid with the statement__. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         SCHEDULE 13D/A
CUSIP No. 244874 20 2


     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thomas H. Roberts, III
          ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*   (a)
                                                            (b) X

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

          N/A

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              __

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


                    7    SOLE VOTING POWER

                         -0-
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              -0-
     EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                -0-

                   10    SHARED DISPOSITIVE POWER

                         -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON    -0-

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0%

     14   TYPE OF REPORTING PERSON*
                    IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

          This amendment no. 4 amends the Schedule 13D filed by Thomas H. Roberts, III on May 23, 1989, as amended by amendment no. 3 on May 23, 1989, as amended by amendment no. 2 on June 27, 1992, and as amended by amendment no. 1 on June 26, 1990 . The purpose of this amendment no. 4 is to report that on May 17, 1995 a wholly-owned subsidiary of Apache Corporation ("Apache") was merged into DEKALB Energy Company (the "Company"). Pursuant to such merger the Company became a wholly-owned subsidiary of Apache and all of the shares of Class A Stock and Class B Stock held by the reporting person were converted into shares of Common Stock of Apache. Accordingly, as of such date the reporting person ceased to be the beneficial owner of shares of Class A Stock and Class B Stock of the Company.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 17, 1995



/s/ Thomas H. Roberts, III
Thomas H. Roberts, III